UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Patterson-UTI Energy, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-39270	75-2504748
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

10713 W. Sam Houston Pkwy N,
Suite 800, Houston, Texas	77064
(Address of principal executive offices)	(Zip code)

Seth D. Wexler, Senior Vice President, General Counsel and Secretary

281-765-7100

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2020 is available at https://patenergy.com/investors/financial-information/sec-filings/default.aspx.

Item 1.02. Exhibit.

A Conflict Minerals Report for the calendar year ended December 31, 2020 is filed herewith as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01. Exhibits.

Exhibit 1.01Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Patterson-UTI Energy, Inc.

(Registrant)

By:	/s/ Seth D. Wexler	Date:	May 28, 2021
Seth D. Wexler
Senior Vice President, General Counsel and Secretary

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